Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K (the “Annual Report”) of which this exhibit is a part, Essential Utilities, Inc. (the “Registrant”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its common stock, par value $0.50 per share.

Common Stock

Overview

As of December 31, 2024,  the authorized capital stock of the Company was 601,770,819 shares, consisting of:

• 600,000,000 shares of common stock, par value $0.50 per share; and
• 1,770,819 shares of preferred stock, par value $1.00 per share.

The following summary of certain terms of the Registrant’s common stock is qualified in its entirety by the provisions of the Registrant’s Amended and Restated Articles of Incorporation,  and Amended and Restated Bylaws, each of which is incorporated by reference as an exhibit to the Annual Report.

Voting Rights

Holders of the Registrant’s common stock are entitled to one vote for each share held by them at all meetings of the shareholders and are not entitled to cumulate their votes for the election of directors.

Dividend Rights and Limitations

Holders of the Registrant’s common stock may receive dividends when declared by its board of directors. Because the Registrant is a holding company, the funds used to pay any dividends on common stock are derived predominantly from the dividends that received from its direct and indirect subsidiaries. Therefore, the Registrant’s ability to pay dividends to holders of its common stock depends upon the subsidiaries’ earnings, financial condition and ability to pay dividends. Most of the subsidiaries are subject to regulation by state utility commissions and the amounts of their earnings and dividends are affected by the manner in which they are regulated. In addition, they are subject to restrictions on the payment of dividends contained in their various debt agreements. Payment of dividends on common stock is also subject to the preferential rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event that the Registrant liquidates, dissolves or winds-up, the holders of its common stock are entitled to share ratably in all of the assets that remain after the Registrant pays its liabilities. This right is subject, however, to the prior distribution rights of any outstanding preferred stock.

Listing

The common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “WTRG.”

Anti-Takeover Provisions

Pennsylvania State Law Provisions

Under Section 1712 of the Pennsylvania Business Corporation Law of 1988, as amended (“PBCL”), which is applicable to the Registrant, directors stand in a fiduciary relation to their corporation and, as such, are required to perform their duties in good faith, in a manner they reasonably believe to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. Under Section 1715 of the PBCL, in discharging their duties, directors may, in considering the best interests of their corporation, consider various constituencies, including, shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located. Directors are not required to give prominent consideration to the interests of any particular constituency. Absent a breach of fiduciary duty, a lack of good faith or self-dealing, any act of the board of directors, a committee thereof or an individual director is presumed to be in the best interests of the corporation. Actions by directors relating to an acquisition or potential acquisition of control of the corporation are not subject to any greater obligation to justify, or higher burden of proof, than is applied to any other acts of directors. The PBCL expressly provides that the fiduciary duty of directors does not require them to (i) redeem or otherwise render inapplicable outstanding rights issued under any shareholder rights plan; (ii) render inapplicable the anti-takeover statutes set forth in Chapter 25 of the PBCL (described below); or (iii) take any action solely because of the effect it may have on a proposed acquisition or the consideration to be received by shareholders in such a transaction. In addition, Section 2513 of the PBCL specifically validates shareholder rights plans, or “poison pills,” and the discriminatory dilution provisions contained in such plans.

Chapter 25 of the PBCL contains several anti-takeover statutes applicable to publicly-traded corporations. Corporations may opt-out of such anti-takeover statutes under certain circumstances. The Registrant has not opted-out of any of such statutes.

Section 2538 of Subchapter 25D of the PBCL requires certain transactions with an “interested shareholder” to be approved by a majority of disinterested shareholders. “Interested shareholder” is defined broadly to include any shareholder who is a party to the transaction or who is treated differently than other shareholders and affiliates of the interested shareholder.

Subchapter 25E of the PBCL requires a person or group of persons acting in concert which acquires 20% or more of the voting shares of the corporation to offer to purchase the shares of any other shareholder at “fair value.” “Fair value” means the value not less than the highest price paid per share by the controlling person or group during the 90-day period prior to the control transaction, plus a control premium. Among other exceptions, Subchapter 25E does not apply to shares acquired directly from the corporation in a transaction exempt from the registration requirements of the Securities Act of 1933, or to a one-step merger.

Subchapter 25F of the PBCL generally establishes a 5-year moratorium on a “business combination” with an “interested shareholder.” “Interested shareholder” is defined generally to be any beneficial owner of 20% or more of the corporation’s voting stock or an affiliate or associate of the corporation that at any time within the prior five-year period was a beneficial owner of 20% or more of the corporation’s voting stock. “Business combination” is defined broadly to include mergers, consolidations, asset sales and certain self-dealing transactions. Certain restrictions apply to business combination following the 5-year period. Among other exceptions, Subchapter 25F will be rendered inapplicable if the board of directors approves the proposed business combination, or approves the interested shareholder’s acquisition of 20% of the voting shares, in either case prior to the date on which the shareholder first becomes an interested shareholder.

Subchapter 25G of the PBCL provides that “control shares” lose voting rights unless such rights are restored by the affirmative vote of a majority of (i) the disinterested shares (generally, shares held by persons other than the acquiror, executive officers of the corporation and certain employee stock plans) and (ii) the outstanding voting shares of the corporation. “Control shares” are defined as shares which, upon acquisition, will result in a person or group acquiring for the first time voting control over (a) 20%, (b) 33 1/3% or (c) 50% or more of the outstanding shares, together with shares acquired within 180 days of attaining the applicable threshold and shares purchased with the intention of attaining such threshold. A corporation may redeem control shares if the acquiring person does not request restoration of voting rights as permitted by Subchapter 25G. Among other exceptions, Subchapter 25G does not apply to a merger, consolidation or a share exchange if the corporation is a party to the transaction agreement.

Subchapter 25H of the PBCL provides in certain circumstances for the recovery by the corporation of profits realized from the sale of its stock by a controlling person or group if the sale occurs within 18 months after the controlling person or group became a controlling person or group, and the stock was acquired during such month period or within 24 months before such period. A controlling person or group is a person or group that has acquired, offered to acquire, or publicly disclosed an intention to acquire 20% or more of the voting shares of the corporation or a person or group that has otherwise publicly disclosed or caused to be disclosed that it may seek to acquire control of the corporation through any means. Among other exceptions, Subchapter 25H does not apply to transactions approved by both the board of directors and the shareholders prior to the acquisition or distribution, as appropriate.

Subchapter 25I of the PBCL mandates severance compensation for eligible employees who are terminated within 24 months after the approval of a control-share acquisition. Eligible employees generally are all employees employed in Pennsylvania for at least two years prior to the control-share approval. Severance equals the weekly compensation of the employee multiplied by the employee’s years of service (up to 26 years), less payments made due to the termination.

Subchapter 25J of the PBCL requires the continuation of certain labor contracts relating to business operations owned at the time of a control-share approval.

Articles of Incorporation and Bylaw Provisions

Certain provisions of the Registrant’s Amended and Restated Articles of Incorporation, as amended (the “Articles”), and Amended and Restated Bylaws (the “Bylaws”) may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire its business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for the Registrant on terms which some shareholders might favor. The Articles require that certain fundamental transactions must be approved by the holders of 75% of the outstanding shares of capital stock entitled to vote on the matter unless at least a majority of the members of the board of directors has approved the transaction, in which case the required shareholder approval will be the minimum approval required by applicable law. The fundamental transactions that are subject to this provision are those transactions that require approval by shareholders under applicable law or the Articles. These transactions include certain amendments of the Articles or Bylaws, certain sales or other dispositions of our assets, certain issuances of our capital stock, or certain transactions involving our merger, consolidation, division, reorganization, dissolution, liquidation or winding up. The Registrant’s Articles and Bylaws also provide that:

• a special meeting of shareholders may only be called by the chairman, the president, the board of directors or shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the particular meeting;

• nominations for election of directors may be made by any shareholder entitled to vote for election of directors if the name of the nominee and certain information relating to the nominee is filed 3 with our corporate secretary not less than 14 days nor more than 50 days before any meeting of shareholders to elect directors;

• under a “proxy access bylaw”, any eligible shareholder, or eligible group of up to 20 shareholders, owning 3% or more of the Registrant’s common stock continuously for a three-year period and through the date of the next annual meeting of shareholders may, subject to certain limitations and conditions set forth in the Bylaws, nominate and include in the Company’s proxy materials for such annual meeting of shareholders a number of director nominees not to exceed the greater of (a) one director and (b) 20% of the directors then serving on the Board (rounded down to the nearest whole number);

• a nomination and notice process is established whereby a shareholder can submit a nomination for election of a person or persons to serve on the Board, other than pursuant to the “proxy access” nomination process set forth in the Bylaws, to implement the universal proxy rules governing contested elections of directors under Rule 14a-19 promulgated under the Exchange Act;

• certain advance notice procedures must be met for shareholder proposals to be made at annual meetings of shareholders. These advance notice procedures generally require a notice to be delivered not less than 90 days nor more than 120 days before the anniversary date of the immediately preceding annual meeting of shareholders; and

• unless the Registrant consents in writing to the selection of an alternative forum, the sole and exclusive judicial forum for certain legal actions enumerated in the Bylaws shall be a state court located within Montgomery County, Pennsylvania, or if no state court located within such county has jurisdiction over such action or proceeding, the federal United States District Court for the Eastern District of Pennsylvania.